Exhibit 99.1
TechFaith Reports Second Quarter 2010 Financial Results
Beijing, China, August 18, 2010 — China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the second quarter ended June 30, 2010.
For the second quarter of 2010, TechFaith reported net revenue of US$65.5 million (RMB447.0 million), a 7.6% increase compared to US$60.9 million (RMB415.8 million) in the first quarter of 2010 and a 31.5% increase compared to US$49.8 million (RMB340.1 million) in the second quarter of last year. Gross margin for the second quarter of 2010 improved to 24.2% compared to 22.0% in the previous quarter and 19.0% in the same quarter last year. Income from operations for the second quarter of 2010 was US$8.3 million (RMB56.6 million), a 31.7% increase compared to US$6.3 million (RMB43.0 million) in the previous quarter and a 277.3% increase compared to US$2.2 million (RMB14.9 million) in the same quarter last year. Net income attributable to TechFaith for the second quarter of 2010 was US$7.3 million (RMB49.8 million), a 5.8% increase compared to US$6.9 million (RMB47.1million) in the first quarter of 2010 and a 62.2% increase compared to US$4.5 million (RMB30.7 million) in the same quarter of last year.
Ouyang Yuping, TechFaith’s CFO, said, “Results in the second quarter exceeded prior guidance and reached another record level for TechFaith. We continue to successfully execute on our business strategy, as evidenced by the higher revenue, continued improvement in gross margin, and cash flow generation. Our original developed products (“ODP”) business revenue also broke our prior company record, reaching US$56.3 million (RMB384.2 million). Revenue from our branding business increased 46.5% from US$5.2million (RMB35.5 million) to US$7.6 million (RMB51.9 million) compared to the first quarter, as we continue to benefit from the successful integration of the business and demand for existing enterprise mobile phone users and enthusiasm for pending launches. Revenue from TechFaith’s gaming business increased 22.0% from US$1.3 million (RMB8.9million) to US$1.5 million (RMB10.2 million) compared to the first quarter.”
Mr. Deyou Dong, who as COO of TechFaith is in charge of the company’s mobile business, said, “We achieved further success in our ODP business, with total sales improving to 691,000 units in the second quarter. The improvement has been driven by strong demand in China, India, South East Asia and Europe. Our branding business has also achieved excellent results, especially with QIGI, which maintained higher gross margins due to its enterprise user targeted products, including smartphones. Both the branding business and the ODP business are now equally important for TechFaith, while we believe the branding business can create more business opportunities longer-term.”

Mr. Defu Dong, Chairman and CEO of TechFaith, commented, “We have achieved a return to more reasonable and stable growth in our business, with many promising growth initiatives well underway. And while our ODP business and branding businesses are performing well we want to replicate that success in our gaming business given the large existing opportunities in PC online, mobile and motion games. We have already built a strong platform to grow off with our team working hard to build our catalog of gaming titles. This is central to our efforts to build a larger customer base among loyal game players. Fortunately, TechFaith is in a position of operating strength with continued growth expected in each of our operating units, along with a continued strong balance sheet with US$3.60 per ADS in cash and cash equivalents. Our goal remains to further increase value for our shareholders as we drive our company to achieve the growth and profitability levels each operating unit is capable of.”
Third Quarter 2010 Outlook
The below forecast reflects TechFaith’s current and preliminary view, which is subject to change.
TechFaith currently expects revenue to be in the range of US$66.0 million to US$68.0 million for the third quarter of 2010, with a gross margin and operating expense levels similar to the second quarter of 2010.
The Company expects its ODP business to grow sequentially and year over year, as it launches three new mobile phones targeting the global market, in addition to the Company’s existing product families. Within the Company’s branding business, sales are planned in the third quarter for the Barbie and Disney mobile phones through Glomate Mobile (Beijing) Co., Ltd. TechFaith also expects QIGI to achieve growth sequentially and year over year as it provides tailored content for its mobile phones. Additionally, TechFaith plans to launch its first model with outdoor specialized content by the end of 2010. Meanwhile, the Company expects continuing growth in its gaming business above levels achieved in the second quarter 2010.
Investor Conference Call / Webcast Details
TechFaith will hold a conference call on Tuesday, August 17, 2010 at 7:00 p.m. U.S. Eastern Time (7:00 a.m. Wednesday, August 18, 2010 in Beijing). The dial-in phone number is +1-617-614-3670. The conference call passcode is 39014903. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through 11:30 p.m. U.S. Eastern Time on August 24, 2010, (11:30 a.m., August 25, 2010 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 88471016. A webcast replay will also be available at www.techfaithwireless.com.

About us
TechFaith (NASDAQ: CNTF) is a China-based original developed product (“ODP”) provider focused on the original design and sales of mobile phone products. TechFaith aims to become a branded mobile phone specialist in differentiated market segments in the China market. TechFaith is also striving to build a leading PC and online gaming business through its wholly-owned subsidiary, 798 Entertainment Limited.
•	TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

•	With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.

•	TechFaith is aiming to become a branded mobile phone specialist for differentiated market segments in the China market, such as under its wholly-owned subsidiary brand name QIGI for smartphone business which targets enterprise users and operator tailored market, under Glomate brand, selling other brand names for girls and teenagers, under the TechFace brand name to target the market of outdoor sports enthusiasts.

•	TechFaith is targeting both the mobile and online PC gaming markets through its websites www.798uu.com and www.798game.com with gaming content developed internally, co-developed and licensed from third parties.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months
	Ended	Three Months Ended		Six Months Ended
	March 31	June 30		June 30
	2010	2009	2010	2009	2010

Revenues:
ODP	$54,438	$49,846	$56,336	$98,516	$110,774
Brand name phone sales	5,211	—	7,633	—	12,844
Game	1,257	—	1,534	—	2,791

Total net revenues	$60,906	$49,846	$65,503	$98,516	$126,409

Cost of revenues:
ODP	$44,259	$40,366	$44,859	$80,222	$89,118
Brand name phone sales	3,154	—	4,752	—	7,906
Game	70	—	42	—	112

Total cost of revenues	$47,483	$40,366	$49,653	$80,222	$97,136

Gross Profit	$13,423	$9,480	$15,850	$18,294	$29,273

Operating expenses:
General and administrative	$2,947	$3,479	$3,193	$5,219	$6,140
Research and development	2,995	3,189	2,764	6,285	5,759
Selling and marketing	1,289	624	1,583	1,426	2,872
Exchange loss	—	21	20	35	20

Total operating expenses	$7,231	$7,313	$7,560	$12,965	$14,791

Government subsidy income	100	12	51	17	151

Income from operations	$6,292	$2,179	$8,341	$5,346	$14,633

Interest expenses	(265)	(62)	(265)	(92)	(530)
Interest income	184	156	206	333	390
Other income, net	5	38	188	38	193
Change in fair value of derivatives embedded in convertible notes	3,343	2,113	1,266	2,113	4,609
Change in fair value of put option	(33)	—	(30)	(18)	(63)

Income before income taxes	$9,526	$4,424	$9,706	$7,720	$19,232
Income tax benefits (expenses)	(1,933)	106	(2,175)	(1,113)	(4,108)

Net income	$7,593	$4,530	$7,531	$6,607	$15,124
Less: net income (loss) attributable to the noncontrolling interest	(738)	(26)	(249)	18	(987)

Net income attributable to TechFaith	$6,855	$4,504	$7,282	$6,625	$14,137

Net income attributable to TechFaith per share
Basic	$0.01	$0.01	$0.01	$0.01	$0.02

Diluted	$0.01	$0.01	$0.01	$0.01	$0.02

Net income attribute to TechFaith per ADS*
Basic	$0.15	$0.10	$0.15	$0.15	$0.30

Diluted	$0.13	$0.10	$0.13	$0.15	$0.27

Weighted average shares outstanding
Basic	685,868,082	650,034,590	715,172,111	650,034,590	700,601,047

Diluted	811,983,427	679,148,185	841,286,432	664,671,776	826,715,923

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	June 30, 2009	March 31, 2010	June 30, 2010

Assets
Current assets:
Cash and cash equivalents	$111,794	$162,421	$170,879
Restricted cash	81	—	—
Accounts receivable	24,376	17,740	17,613
Notes receivable	693	—	—
Amounts due from a related party	7,144	2,622	4,103
Inventories	27,642	24,178	22,218
Prepaid expenses and other current assets	12,745	13,666	14,104
Deferred tax assets-current	96	—	—

Total current assets	$184,571	$220,627	$228,917

Plant, machinery and equipment, net	$22,589	$20,245	$19,666
Construction in progress	23,498	23,965	24,195
Acquired intangible assets, net	758	3,235	3,075
Deferred tax assets-noncurrent	117	—	—
Goodwill	619	1,848	1,848

Total assets	$232,152	$269,920	$277,701

Liabilities and equity

Current liabilities:
Current portion of long term payable	$1,028	$687	$687
Accounts payable	6,042	9,952	9,727
Amounts due to related parties	297	701	43
Accrued expenses and other current liabilities	11,726	10,408	9,277
Advance from customers	6,771	5,494	7,351
Deferred revenue	773	1,031	889
Income tax payable	149	2,221	2,366

Total current liabilities	$26,786	$30,494	$30,340

Convertible notes and embedded derivatives	7,529	12,363	11,362
Deferred tax liability-noncurrent	—	170	157

Total liabilities	$34,315	$43,027	$41,859

Equity
Paid in capital	$13	$14	$14
Additional paid-in capital	105,848	126,292	126,292
Accumulated other comprehensive income	23,838	23,801	25,219
Statutory reserve	8,542	10,993	10,993
Retained earnings	58,605	62,721	70,003

Total Techfaith shareholders’ equity	$196,846	$223,821	$232,521

Noncontrolling interest	$991	$3,072	$3,321

Total equity	$197,837	$226,893	$235,842

Total liabilities and equity	$232,152	$269,920	$277,701